Exhibit (a)(5)(iv)
Employees — Frequently Asked Questions
The following is informational only and does not constitute an offer to buy or the solicitation of an offer to sell QLT common shares. The full details of the tender offer, including complete instructions on how to tender shares, along with the letter of transmittal and related materials, have been mailed to shareholders. Shareholders should carefully read the Tender Offer Statement on Schedule TO, the offer to purchase, the issuer bid circular, the related letter of transmittal and other related materials because they contain important information, including the various terms and conditions of the offer. Please refer to the Schedule TO at www.sec.gov.
1.     How does it work?
Example:
The Widget Company of Vancouver, British Columbia is publicly traded with 100 shares outstanding. The shares are currently trading at $3.00 per share so the company market cap is $300.00.
The Widget Company decides to use some of their cash to “buy back” or repurchase, 20 shares of the company from the current shareholders, in order to reduce the total number of outstanding shares to 80. To accomplish this they hold a modified “Dutch auction.” They tell their shareholders that they will buy back shares between $3.20 and $3.50 per share.
In a simple scenario, if exactly 20 shares are offered for repurchase at $3.20 per share, they will all be purchased at $3.20 per share.
In a second scenario, if 10 shares are offered for repurchase at $3.20, 10 shares are offered for repurchase at $3.30 and 10 more are offered for repurchase at $3.40, the purchase price will be set at $3.30 because that is the lowest price that satisfies Widget Company’s bid to buy a total of 20 shares. In this scenario, all 20 shares tendered at either $3.20 or $3.30 will be bought for $3.30. Those tendered at $3.40 will not be purchased and the shares will be returned to the shareholder.
In a final scenario, if 10 shares are offered for repurchase at $3.20 and 20 shares are offered for repurchase at $3.30, then the purchase price will be set at $3.30 because, as above, that is still the lowest price that satisfies the company’s bid to buy a total of 20 shares. However, because 30 shares were tendered at this purchase price and the company only wants to buy 20, the company would buy two-thirds (2/3) of the shares tendered by each shareholder.
When the auction is complete and The Widget Company has cancelled the 20 shares they purchased, the remaining shareholders will own a greater piece of the Widget Company. Each share they own represents 1/80th of the company; whereas, prior to the Dutch auction, each share they owned represented only 1/100th of the company. Despite the increased ownership immediately following the Dutch auction, shareholders’ ownership interests in the company in the future may be diluted if the company later issues more shares.

Employees — Frequently Asked Questions
2.     What does QLT do with the repurchased shares?
QLT will cancel the shares that are repurchased, thereby decreasing the number of shares outstanding.
3.     Can I tender my stock options?
No. Remember that holding stock options, even if fully vested, is not the same as holding shares. Fully vested options must be exercised and shares purchased to be a shareholder.
You should evaluate this alternative carefully if you are considering it to determine if it would be advantageous based on, among other things, the stock option exercise price, the date of the stock option grant and the years left to exercise the options, the range of tender prices and the provision for pro-rata purchases by the company as described in the offer to purchase and issuer bid circular.
4.     Can I tender my shares?
Yes. Employees who are shareholders of QLT are able to tender their shares. However, officers of QLT have all stated their intention not to tender their shares and so, after having stated that intention, should not do so.
None of QLT, any member of its Board, the dealer managers, the information agent or the depositary makes any recommendation to any shareholder as to whether to deposit or refrain from depositing any or all of such shareholder’s shares. No person has been authorized to make any such recommendation. Shareholders are urged to evaluate carefully all information in the offer, consult their own investment and tax advisors and make their own decisions whether to deposit shares and, if so, how many shares to deposit and, in the case of auction tenders, at what price or prices. Shareholders should carefully consider the income tax consequences of accepting the offer.
See Section 16 of the Issuer Bid Circular — “Income Tax Considerations.”